UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement with European Energy to evaluate e-methanol business opportunities

—

Rio de Janeiro, November 16, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed a Memorandum of Understanding with European Energy, a Danish company with verticalized operations in the energy transition, including renewable generation and green hydrogen-based solutions, to evaluate, on a non-binding basis, business opportunities for the development of an e-methanol plant project in Brazil. The agreement was signed at European Energy's headquarters in Denmark.

A low-carbon solution with applications in industrial processes or as a fuel, especially in maritime transportation, e-methanol is produced by combining green hydrogen, obtained from renewable sources such as solar and wind power, and carbon dioxide from biogenic sources.

The Memorandum of Understanding is aligned with the strategic elements of the 2024-28 Strategic Plan, which aim to prepare Petrobras for a more sustainable future, contributing to the success of the energy transition.

About European Energy A/S

European Energy is a Danish company that develops, builds and operates renewable energy assets including solar and wind generation projects, as well as green hydrogen-based solutions (Power-to-X). The company is present in several countries, with assets in operation and projects under development in northeastern Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer